Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

Ariba, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Ariba, Inc. to be filed on or about July 15, 2004 of our report dated October 22, 2003, except as to note 12, which is as of January 23, 2004, with respect to the consolidated balance sheets of Ariba, Inc. and subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2003, which report appears in the September 30, 2003 annual report on Form 10-K/A of Ariba, Inc.

Our report contains an explanatory paragraph that refers to the Company’s adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles, effective October 1, 2002.

/s/ KPMG LLP

Mountain View, California
July 15, 2004